Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

28th July 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Blocklisting Interim Review
Released	10:05 28-Jul-06
Number	8857G

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN CRUCIBLE EXECUTIVE SHARE OPTION SCHEME 2004

3. Period of return: From: 13/12/05 to: 13/07/06

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
4,182,500

5. Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
4,182,500

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
4,182,500 ORDINARY SHARES OF 25P EACH

22nd FEBRUARY 2006

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:

293,409,840

Contact for queries:

Name: MR P.A. BOULTON
Address:
QUADRANT,
55/57 HIGH STREET,

WINDSOR,
BERKS SL4 1LP

Telephone: 01753 837308

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN EXECUTIVE SHARE OPTION SCHEME 1995

3. Period of return: From: 13/12/05 to: 13/7/06

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
2,765,618

5.Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
2,765,618

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
500,000 ORDINARY SHARES OF 25P EACH
23RD MAY 1997
2,265,618 ORDINARY SHARES OF 25P EACH
22ND FEBRUARY 2006

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
293,409,840

Contact for queries:

Name: MR P.A. BOULTON

Address:
QUADRANT,
55/57 HIGH STREET,

WINDSOR,
BERKS SL4 1LP

Telephone: 01753 837308

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
SAVINGS RELATED SHARE OPTION SCHEME FOR EMPLOYEES IN GERMANY

3. Period of return: From: 13/12/05 to: 13/7/06

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
412,861

5.Number of shares issued/allotted
under scheme during period:
101,684

6. Balance under scheme not yet issued/allotted
at end of period:
412,861

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
516,919 ORDINARY SHARES OF 25P EACH

24TH NOVEMBER 2005

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
293,409,840

Contact for queries:

Name: MR P.A. BOULTON

Address:
QUADRANT,
55/57 HIGH STREET,
WINDSOR,
BERKS SL4 1LP
Telephone: 01753 837308

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN SHARESAVE SCHEME

3. Period of return: From: 13/12/05 to: 13/7/06

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
2,174,708

5.Number of shares issued/allotted
under scheme during period:
204,689

6. Balance under scheme not yet issued/allotted
at end of period:
2,174,708

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
4,854,217 ORDINARY SHARES OF 25P EACH

BETWEEN 21ST NOVEMBER 2005 AND 30TH NOVEMBER 2005

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
293,409,840

Contact for queries:

Name: MR P.A. BOULTON

Address:
QUADRANT,
55/57 HIGH STREET,
WINDSOR,
BERKS SL4 1LP

Telephone: 01753 837308

END

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